

June 3, 2011

<u>Via E-mail</u>
William D. Harvey
Chairman and Chief Executive Officer
Alliant Energy Corp.
4902 N. Biltmore Lane
Madison, WI 53718

> **Re:** **Alliant Energy Corporation**
> **Interstate Power and Light Company**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File Nos. 1-9894 and 1-4117**
> **Definitive Proxy Statement on Schedule 14A**
> **Alliant Energy Corporation**
> **Filed March 30, 2011**
> **File No. 1-9894**
> **Definitive Proxy Statement on Schedule 14A**
> **Wisconsin Power and Light Company**
> **Filed April 8, 2011**
> **File No. 0-337**

Dear Mr. Harvey:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

(12) Commitments and Contingencies, page 169
(c) Legal Proceedings, page 170

1.   We note your disclosure with respect to certain legal proceedings and environmental
        matters that you are unable to predict the impact of these matters on your financial
        condition or results of operations, but you believe that an adverse outcome or resulting
        expenditures could be significant. Please tell us what consideration you gave to
        providing an estimate of the possible loss or range of loss in excess of amounts accrued
        for each of the matters or in the aggregate, and for those matters where you are unable to
        estimate the possible loss or range of loss providing a statement that such an estimate
        cannot be made. Please refer to the disclosures required by ASC 450-20-50.

Alliant Energy Corporation Definitive Proxy Statement on Schedule 14A

General

2.   Please apply the comments below to the Wisconsin Power and Light Company proxy
        statement as appropriate.

Compensation Discussion and Analysis, page 16

3.   Refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a
        principal executive officer's compensation should be discussed separately where the
        policy or decisions for that executive officer are materially different. Please revise your
        CD&A to discuss in more detail your executive officer's compensation, as certain
        amounts listed in your Summary Compensation Table appear to be based on policies or
        decisions that are materially different from the policies or decisions for your other
        executive officers.

Compensation Program Practices, page 17

4.   Please describe the "claw back policy" referenced here.

Benchmarking, page 17

5.   You disclose that you benchmark certain components of compensation and use this data
        as your market reference point. In accordance with Item 402(b)(2)(xiv) of Regulation S-
        K, please identify the component companies. For guidance, refer to Question 118.05 of
        the Division of Corporation Finance Compliance and Disclosure Interpretations
        (Regulation S-K).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 or Robyn Manuel at (202) 551-3823 if you have any questions regarding the financial statements and related matters. Please contact Ronald Alper at (202) 551-3329 or Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William Thompson

William H. Thompson
Accounting Branch Chief